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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 11)


                    Rockefeller Center Properties, Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)


                                773102 10 8
                               (CUSIP Number)


                          David J. Greenwald, Esq.
                            Goldman, Sachs & Co.
                              85 Broad Street
                            New York, N.Y. 10004
                               (212) 902-1000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                                May 29, 1996
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].
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            Whitehall Street Real Estate Limited Partnership V
("Whitehall"), WH Advisors, L.P. V, WH Advisors, Inc. V, The Goldman Sachs Group, L.P., Goldman, Sachs & Co. ("GS&Co"), RCPI Holdings Inc. ("RCPI Holdings") and RCPI Merger Inc. ("RCPI Merger") hereby amend the report on
Schedule 13D, dated January 3, 1995, as amended by Amendment No. 1 thereto dated September 12, 1995, Amendment No. 2 thereto dated September 19, 1995, Amendment No. 3 thereto dated October 6, 1995, Amendment No. 4 thereto dated October 6, 1995, Amendment No. 5 thereto dated October 10, 1995, Amendment No. 6 thereto dated October 12, 1995, Amendment No. 7 thereto dated October 18, 1995, Amendment No. 8 thereto dated November 9, 1995, Amendment No. 9 thereto dated February 20, 1996 and Amendment No. 10 thereto dated May 3, 1996 (the "Schedule 13D"), filed in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.

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Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.

            Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs as new lettered paragraphs (p) and (q) immediately after lettered paragraph (o) appearing therein:

                  (p) On May 29, 1996, RCPI, RCPI Holdings, RCPI Merger, Whitehall, Rockprop, Rockefeller, Exor and Troutlet entered into Amendment No. 3 to the Agreement and Plan of Merger amending the terms of the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement and Amendment No. 2 to the Merger Agreement. A copy of Amendment No. 3 to the Merger Agreement is attached hereto as Exhibit 26 and is incorporated herein by reference.

                  (q) On May 29, 1996, RCPI and GSMC entered into Amendment No. 3 to the Supplemental Agreement amending the terms of the Supplemental Agreement, as amended by Amendment No. 1 to the Supplemental Agreement and Amendment No. 2 to the Supplemental Agreement, to conform to the terms of the Merger Agreement as amended by Amendments No. 1, No. 2 and No. 3 to the Merger Agreement. A copy of Amendment No. 3 to the Supplemental Agreement is attached hereto as Exhibit 27 and is incorporated herein by reference.


Item 7.     Material to be Filed as Exhibits.

            Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

            Exhibit No.            Exhibit                              Page

                  26               Amendment No. 3 to the               6
                                   Agreement and Plan of Merger,
                                   dated as of May 29, 1996, among
                                   Rockefeller Center Properties,
                                   Inc., RCPI Holdings Inc., RCPI
                                   Merger Inc., Whitehall Street
                                   Real Estate Limited Partnership
                                   V, Rockprop, L.L.C., David
                                   Rockefeller,
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                                   Exor Group S.A., Troutlet
                                   Investments Corporation and, for
                                   the purposes of Section 2 only,
                                   Goldman Sachs Mortgage Company.

                  27               Amendment No. 3 to the               13
                                   Supplemental Agreement, dated May
                                   29, 1996, between Rockefeller
                                   Center Properties, Inc. and
                                   Goldman Sachs Mortgage Company.
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                                 SIGNATURE


      After reasonable inquiry and to our best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 31, 1996



                         WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V


                        By:  WH Advisors, L.P. V, General
                             Partner


                              By:   WH Advisors, Inc. V,
                                    General Partner


                                By: /s/ Ralph Rosenberg
                                     Name: Ralph Rosenberg
                                     Title: Vice President